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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                               Stadtwerke Kiel AG
                                 Knooper Weg 75
                                  D-24116 Kiel
                                     Germany







                                    TXU Corp.
                              --------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


 This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                December 4, 2000

         TXU Corp. (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Stadtwerke Kiel AG ("SWK") is, and on behalf of SWK claims status as, a foreign utility company ("FUCOs") within the meaning of Section 33 of the Act. The Company, through a wholly-owned subsidiary company (other than the Company's existing domestic public utility companies), intends to acquire 51 % of the outstanding shares of SWK.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is Stadtwerke Kiel AG ("SWK"), a corporation incorporated in Germany, the business address of which is Knooper Weg 75, 24116 Kiel, Germany.

         The Company through its subsidiary has entered into an agreement to purchase 51% of the outstanding shares of SWK.

The shareholders owning more than 5 % of the shares in SWK after completion of the acquisition by the Company are:

         - State Capital Kiel, a German city that will own 49% of the outstanding shares;

         -        TXU Germany Ltd, a wholly-owned subsidiary of TXU Finance (No.
                  2) Ltd., which is a wholly-owned subsidiary of TXU Europe Ltd., which is a wholly-owned subsidiary of TXU Corp., will own 51% of the outstanding shares.

         SUBSIDIARIES

         SWK owns the percentage identified below of the outstanding shares in the subsidiaries identified below. All other owners of outstanding shares of such subsidiaries, and their percentages owned, are shown as well:





NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR STADTWERKE KIEL AG - PAGE 2
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
                            SWK %                                         THIRD-PARTY
SUBSIDIARY NAME           OWNERSHIP          THIRD-PARTY OWNER            % OWNERSHIP
----------------------    ---------      ---------------------------      ------------
Gemeinschaftskraftwerk                   PreussenElektra Kraftwerke
Kiel GmbH                    50%         AG & co. KG                           50%

KielNet GmbH fur                         CityNet Beteiligungsund
Kommunikation                50%         Verwaltungsgesellschaft               50%

Stadtwerke Kiel +                        Tiedemann Entsorgung GmbH
Tiedemann                    50%         & Co.                                 50%
Entsorgung GmbH
(STE)

Kieler Umwelt-                           SCHLESWAG Entsorgung GmbH
Entsorgungsservice           50%                                               50%
GmbH (KUS)

         FACILITIES

         1. ELECTRICITY

         SWK serves the area in and around the City of Kiel located in Schleswig-Holstein, Germany. Kiel is located near the city of Hamburg, Germany. SWK owns the following generation units:

                    GENERATION UNIT                    OUTPUT AVAILABLE     POWER
                    ---------------                    ----------------  ----------
        Heating Power Station, Humboldtstra(beta)e           20.3 MW     34.8 GWh/a
        Block Heating Power Station Preetz                    0.4 MW      2.4 GWh/a
        Water Power Station Raisdorf                          1.8 MW      5.8 GWh/a

         The electrical transmission and distribution facilities of SWK comprises the voltage levels 110 kV, 30 kV, 10 kV, 6 kV and 0.4 kV consisting of 3,633 km (2185.30 miles) of wires. SWK provides service to approximately 201,000 consumers in 1999, of whom approximately 200,360 were tariff customers (households, commercial and other), 687 were industrial users and four were distributors.





NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR STADTWERKE KIEL AG - PAGE 3
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         2. GAS

         SWK is engaged in the procurement, storage and distribution of gas to wholesale and retail customers in and around Kiel. SWK obtains gas from Schleswag AG for further distribution to retail customers including a third-party power station (Kommunalgas) and for their own consumption for the production of remote-heat (Fernheizgas). In 1999 SWK supplied 3,320 GWh/a of gas of which 2,801 GWh/a was related to Kommunalgas and 519 GWh/a was related to Fernheizgas. SWK owns gas pipelines consisting of 221 km (137.24 miles) of transportation pipelines and 1,025 km (636.53 miles) of distribution pipelines.

         In 1998 SWK provided service to 80,799 total customers (residential, commercial, other) of which 997 were industrial and commercial customers and three customers were distributors.

         3. DISTRICT HEATING

         SWK supplies district heating only in and around Kiel. SWK operates the following three power stations for the purpose of providing heat:

                        POWER STATIONS                                            FUEL
                  --------------------------                         ------------------------------
                  Thermal power station                              Natural gas, light heating oil
                  Humboldtstra(beta)e
                  Thermal power station Nord                         Natural gas, light heating oil
                  Thermal power station West                         Natural gas
                  (Mettenhof)

         SWK has a remote-heat conduction network in the form of an integrated hot-water-remote-heat network, a steam network, and several decentralized heat and close heat networks with a total length of 282 km (175.12 miles). In 1999, SWK provided remote-heat service to 5527 customers over this network, of which 5269 were residential customers. SWK only sells remote-heat in its supply area, where the following amount of remote-heat was sold in the years indicated:

                   YEAR                       AMOUNT
                   ----                    -----------
                   1997                    1,115.4 GWh
                   1998                    1,068.5 GWh
                   1999                    1,145.7 GWh

         The remote-heat sold by SWK is produced almost exclusively in its own power stations and, otherwise, in power stations operated jointly with Preussen Elektra.





NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR STADTWERKE KIEL AG - PAGE 4
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ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF
APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The Company, through a wholly-owned subsidiary intends to acquire 51% of the outstanding shares of SWK. If SWK becomes a subsidiary company of the Company, the domestic associate public-utility companies of the SWK will be TXU Electric Company ("TXU Electric"), TXU SESCO Company ("TXU SESCO"), and TXU Gas Company ("TXU Gas"). The only relationship among TXU Electric, TXU SESCO, TXU Gas and SWK will be that their holding company is the Company. The Company directly or indirectly owns all the outstanding voting stock of TXU Electric, TXU SESCO, and TXU Gas. TXU Electric will not pay any portion of the purchase price. TXU SESCO will not pay any portion of the purchase price. TXU Gas will not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated November 4, 1999 is attached hereto as Exhibit A-1 and incorporated herein by reference. A true and correct copy of the Railroad Commission of Texas certification letter dated February 4, 1998, is attached hereto as Exhibit A-2 and incorporated herein by reference.

         The Public Utility Commission of Texas certification letter was expressly made applicable to all future foreign utility companies ventures in which the Company or its subsidiaries may seek to obtain an ownership interest; provided, that if the Company intends to make a FUCO investment with recourse to the Company that would cause the Company's aggregate investment in foreign utility companies and exempt wholesale generators to exceed 60% of its consolidated net worth, the Company shall obtain additional certification from the Public Utility Commission of Texas prior to completing such investment. THE INVESTMENT IN KIEL WILL NOT CAUSE THE COMPANY'S AGGREGATE INVESTMENT TO EXCEED 60% OF ITS CONSOLIDATED NET WORTH.

         The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which the Company or its subsidiaries may seek to obtain an ownership interest.




NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR STADTWERKE KIEL AG - PAGE 5
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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    TXU Corp.

                                    By: /s/ PETER B. TINKHAM
                                        -----------------------------
                                        Peter B. Tinkham
                                        Secretary/Assistant Treasurer

Date: December 4, 2000








NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR STADTWERKE KIEL AG - PAGE 6
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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
  A-1     Letter to the SEC dated November 4, 1999

  A-2     Letter to the SEC dated February 4, 1998